EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2007	2008	2009	2010	2011
EARNINGS
Income Before Income Taxes and Equity Earnings	$87,333	$129,489	$140,035	$208,484	$219,283
Fixed Charges (as below)	79,435	119,516	109,146	132,106	134,285
Total Earnings	$166,768	$249,005	$249,181	$340,590	$353,568

FIXED CHARGES
Interest Expense	$60,619	$93,150	$70,500	$86,538	$81,781
Credit for Allowance for Borrowed Funds Used During Construction	9,795	19,800	29,546	33,668	40,904
Trust Dividends	(179)	(134)	-	-	-
Estimated Interest Element in Lease Rentals	9,200	6,700	9,100	11,900	11,600
Total Fixed Charges	$79,435	$119,516	$109,146	$132,106	$134,285

Ratio of Earnings to Fixed Charges	2.09	2.08	2.28	2.57	2.63